Filed by Arrival

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Kensington Capital Acquisition Corp. V

Commission File Number: 001-40741

Date: April 6, 2023

The following is an image of a website dedicated to the potential business combination with Kensington Capital Acquisition Corp. V, which was made available by Arrival at https://arrival.gcs-web.com/business-combination on April 6, 2023:

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